

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Matt Susz
Senior Vice President, Chief Financial Officer
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

        Re: JOANN Inc.
           Form 10-K for Fiscal Year Ended January 30, 2021
           Filed April 1, 2021
           Form 10-Q for Fiscal Quarter Ended October 30, 2021
           Filed December 3, 2021
           Item 2.02 Form 8-K Dated December 2, 2021
           File No. 001-40204

Dear Mr. Susz:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to our comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 16

1.   Please tell us why you believe the adjustment for excess import freight costs to arrive at adjusted EBITDA is appropriate when considering Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to the non-GAAP financial measure disclosure in your Item 2.02 Form 8-K dated December 2, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services